February 2, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549

Attn:  Mark Brunhofer and Sharon Blume

Office of Healthcare and Insurance

Re:                             AMAG Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 21, 2017

Form 10-Q for the Quarterly Period Ended September 30, 2017

Filed November 6, 2017

File No. 001-10865

Ladies and Gentlemen:

This letter is being furnished on behalf of AMAG Pharmaceuticals, Inc. (the “Company”, “we”, “us” or “our”) in response to comments contained in the letter dated January 19, 2018 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Edward Myles, Executive Vice President of Finance, Chief Financial Officer and Treasurer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 that was filed with the Commission on February 21, 2017 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q that was filed with the Commission on November 6, 2017 (the “Form 10-Q”).

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements

Note G: Goodwill and Intangible Assets, Net, page 13

1.                                      We acknowledge your response to prior comment 1 and do not believe that your market capitalization being below your book value continuously from January 1, 2017 through the date of the filing of your September 30, 2017 Form 10-Q or through the date of this letter is appropriately characterized in your disclosure as being a “short-term decline in share price below book value” or that your “stock market capitalization has at times been…lower than [your]…book value.”  As a result, please provide us proposed disclosure to be included in your upcoming Form 10-K that:

•                  reasonably characterizes the length of time that your book value has exceeded your market

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capitalization; and

•                  discusses the magnitude of your estimated control premium consistent with that provided in your response.

RESPONSE:

We respectfully acknowledge the Staff’s comment and propose that our disclosure in future periodic reports, including in Note H, Goodwill and Intangible Assets of our upcoming Form 10-K, related to the above comment from the Staff would be similar to the disclosure provided below in italics.  We also anticipate including similar disclosure, in whole or in part, in other sections of our future periodic reports, including in Note B, Summary of Significant Accounting Policies and Management’s Discussion and Analysis of Financial Condition and Results of Operations of our upcoming Form 10-K. The proposed disclosure includes the results of our annual goodwill impairment assessment as of October 31, 2017, which results are under review as part of our 2017 audit.  We will revise the proposed disclosure for inclusion in our upcoming Form 10-K, if necessary, following completion of the audit.

We test goodwill at the reporting unit level for impairment on an annual basis and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. Events that could indicate impairment and trigger an interim impairment assessment include, but are not limited to, an adverse change in current economic and market conditions, including a significant prolonged decline in market capitalization, a significant adverse change in legal factors, unexpected adverse business conditions, and an adverse action or assessment by a regulator. Our annual impairment test date is October 31.  We have determined that we operate in a single operating segment and have a single reporting unit.

In performing our goodwill impairment tests during 2017, we utilized the approach prescribed under ASC 350, as amended by ASU 2017-04, Intangibles — Goodwill and Other (Topic 350):  Simplifying the Test for Goodwill Impairment, which we adopted on January 1, 2017 (“ASU 2017-04”). ASU 2017-04 requires that an entity perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount.  An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.

When we perform any goodwill impairment test, the estimated fair value of our reporting unit is determined using an income approach that utilizes a discounted cash flow (“DCF”) model or, a market approach, when appropriate, which assesses our market capitalization as adjusted for a control premium, or a combination thereof.  The DCF model is based upon expected future after-tax operating cash flows of the reporting unit discounted to a present value using a risk-adjusted discount rate. Estimates of future cash flows require management to make significant assumptions concerning (i) future operating performance, including future sales, long-term growth rates, operating margins, variations in the amount and timing of cash flows and the probability of achieving the estimated cash flows (ii) the probability of regulatory approvals, and (iii) future economic conditions, all of which may differ from actual future cash flows.  These

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assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. The discount rate, which is intended to reflect the risks inherent in future cash flow projections, used in the DCF model, is based on estimates of the weighted average cost of capital (“WACC”) of market participants relative to our reporting unit. Financial and credit market volatility can directly impact certain inputs and assumptions used to develop the WACC. Any changes in these assumptions may affect our fair value estimate and the result of an impairment test.  We believe the discount rates and other inputs and assumptions are consistent with those that a market participant would use.  In addition, in order to assess the reasonableness of the fair value of our reporting unit as calculated under the DCF model, we also compare the reporting unit’s fair value to our market capitalization and calculate an implied control premium (the excess sum of the reporting unit’s fair value over its market capitalization). We evaluate the implied control premium by comparing it to control premiums of recent comparable market transactions, as applicable.  Throughout 2017 and as of December 31, 2017, our market capitalization has been lower than our stockholders’ equity, or book value. We believe that a market participant buyer would be required to pay a control premium for our business that would cover the difference between our market capitalization and our book value.

During the third quarter of 2017, we determined that the significant reduction in the long-term forecasted cash flows of our largest product, Makena, which led to a $319.2 million impairment of the Makena base technology intangible asset, was an indicator that an interim impairment test of goodwill was necessary at September 30, 2017.  We performed a quantitative goodwill impairment test at September 30, 2017 in accordance with ASU 2017-04, to both assess whether a goodwill impairment existed and if so, the amount of the impairment loss. We considered our market capitalization, as adjusted for a control premium, to be one indicator of the fair value of our reporting unit. On September 30, 2017, our stock price closed at $18.45, resulting in a market capitalization of approximately $653.0 million, which was 18% below the carrying amount of the reporting unit as of September 30, 2017.

As described in the accounting guidance for evaluating long-lived assets for impairment, an entity’s fair value may include a control premium in addition to the quoted market price to determine the fair value of a single reporting unit entity, as an acquiring entity is often willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest.  This accounting guidance also indicates that the quoted market price of an individual security need not be the sole measurement basis of the fair value of a single reporting unit. During the third quarter of 2017, we obtained a control premium analysis which benchmarked average control premiums paid in prior merger and acquisition transactions among biotechnology and pharmaceutical companies. The analysis indicated that control premiums vary depending on facts and circumstances for each transaction. The range of control premiums observed was between 30% and 83%, with a mean of 64%. Management believes that using this market approach of assessing reasonable control premiums provided a sufficient basis to assess whether the fair value of our reporting unit, including a range of reasonable control premiums, was above its carrying amount as of September 30, 2017. Incorporating control premiums in this range to our September 30, 2017 market capitalization of $653.0 million resulted in a fair value which was at least 6% greater (at

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the low end of the range) than the carrying amount of our net assets as of September 30, 2017.  As a result of this review, we determined that there was no impairment of our goodwill at September 30, 2017.

On October 31, 2017 (the “measurement date”), we conducted our 2017 annual goodwill impairment test using an income approach, specifically a DCF model, and a market approach to estimate the fair value of our reporting unit as of the measurement date. We used a range of discount rates between 10.0% and 19.5% across our commercial products and product candidates, which resulted in a weighted average discount rate of 13.6% to determine the fair value of our reporting unit.  We believe the discount rate and other inputs and assumptions are consistent with those that a market participant would use. In addition, we believe we utilized reasonable estimates and assumptions about future revenues, cost projections, and cash flows as of the measurement date. As a corroborating step in our 2017 annual impairment assessment, we compared our implied control premium, as determined by the difference between the fair value of our reporting unit as estimated by our DCF analysis and our market capitalization, to control premiums of recent comparable market transactions. The results indicated that the implied control premium was within the range of control premiums observed in prior merger and acquisition transactions among biotechnology and pharmaceutical companies. We believe that using this market approach further corroborated our DCF fair value assessment at October 31, 2017. As a result of our DCF analysis, we determined that the fair value of our reporting unit exceeded its carrying value by 18% and as such, no impairment was recorded as of October 31, 2017.  In performing a sensitivity analysis, had we increased the weighted average discount rate by 1%, the fair value of the reporting unit would have still exceeded the carrying value.  In addition, we determined that there were no other indicators of impairment through December 31, 2017 requiring further assessment.

Assumptions related to revenue, growth rates and operating margin are based on management’s annual and ongoing forecasting, budgeting and planning processes and represent our best estimate of the future results of operations across the company as of that point in time. These estimates are subject to many assumptions, such as the economic environment in which our reporting unit operates, expectations of regulatory approval of our products in development or under review with the FDA, demand for our products and competitor actions. If we were to apply different assumptions, or if the outcome of regulatory or other developments, or actual demand for our products and competitor actions, are inconsistent with our assumptions, our estimated discounted future cash flows and the resulting estimated fair value of our reporting unit would increase or decrease, and could result in the fair value of our reporting unit being less than its carrying value in an impairment test.

Prior to our adoption of ASU 2017-04, we utilized the two-step approach prescribed under ASC 350 in performing our goodwill impairment tests. The first step required a comparison of the reporting unit’s carrying value to its fair value. If the carrying value of a reporting unit exceeded its estimated fair value, a second step was required to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compared the implied fair value of a reporting unit’s goodwill to its carrying value. The second step required us to perform a hypothetical purchase price allocation as of the measurement date and estimate the fair value of

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net tangible and intangible assets. The fair value of intangible assets is determined as described above and is subject to significant judgment. We conducted our 2016 and 2015 annual goodwill impairment tests on October 31 of each respective year. We used the market approach, as more fully described above, in making our impairment test conclusions. As a result of our analysis, our reporting unit had a fair value well in excess of its carrying value for both 2016 and 2015, and as such, no impairments were recorded in either of the respective periods.

* * * * * *

2.                                      We acknowledge your response to prior comment 2.  Please provide us proposed revised disclosure discussing your impairment to be included in your upcoming Form 10-K that provides more insight into what new information was received during the third quarter prompting your impairment charge and reassessment of the useful life of intramuscular Makena.  In your revised disclosure discuss the general reasons you reassessed the level and timing of generic competition consistent with your response.

RESPONSE:

We respectfully acknowledge the Staff’s comment and propose that our disclosure in future periodic reports, including in Note H, Goodwill and Intangible Assets of our upcoming Form 10-K, related to the above comment from the Staff would be similar to the disclosure provided below in italics. We also anticipate including similar disclosure, in whole or in part, in other sections of our future periodic reports, including in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our upcoming Form 10-K.

During the third quarter of 2017, we received new information from a variety of sources, including from external consulting firms and our authorized generic partner, regarding the potential competitive landscape for the Makena intramuscular product upon loss of orphan drug exclusivity in February 2018.  The information received from one of our external consulting firms included competitive intelligence information, which indicated that several generic manufacturers had either likely filed an Abbreviated New Drug Application (“ANDA”) with the FDA in the third quarter of 2017 or were likely to file an ANDA in the fourth quarter of 2017. During the third quarter of 2017, we also began negotiations with our own authorized generic partner and gained industry insight into how the competitive landscape of the market might evolve once multiple generics entered. This information, combined with continued progress on our own authorized generic strategy, was incorporated into our revised long-range revenue forecasts for the Makena intramuscular formulation during the third quarter of 2017.  This new information received in the third quarter, altered our previous assumptions, including the potential number of generic entrants and potential timing of entry following the loss of orphan drug exclusivity, which significantly impacted our long-term revenue forecast for the Makena intramuscular formulation.

We determined that the revised long-term forecast resulting from the information received in the third quarter of 2017 constituted a triggering event with respect to our Makena base technology intangible asset, which relates solely to the intramuscular formulation of Makena. We estimated that the sum of the undiscounted projected cash flows of the Makena intramuscular product was

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less than the carrying value of the corresponding intangible asset. Therefore, we reassessed the fair value of the Makena base technology intangible asset using an income approach, a Level 3 measurement technique. We determined that as of September 30, 2017, the fair value of the Makena base technology intangible asset was less than the carrying value and accordingly, we recorded an impairment charge of $319.2 million, which was recorded within a separate operating expense line item in our consolidated statements of operations.

In addition, during the third quarter of 2017, we reassessed the remaining useful life of the Makena base technology intangible asset. Based on the revised long-term forecast for the Makena intramuscular product, we believe that the substantive period of revenue from the Makena intramuscular asset will be through 2024 and thus concluded that seven years is an appropriate amortization period based on its revised estimated remaining economic life. Accordingly, we prospectively adjusted the remaining useful life of the Makena base technology intangible asset to seven years.

If you have any further questions or require additional information, please do not hesitate to contact me at (617) 498-3386, Joseph Vittiglio at (617) 498-2822 or Jacqueline Mercier at (617) 570-1762.

Sincerely,

/s/ Edward Myles

Edward Myles
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Joseph D. Vittiglio, General Counsel, AMAG Pharmaceuticals, Inc.
Jacqueline Mercier, Esq., Goodwin Procter LLP